Fulbright Tower • 1301 McKinney, Suite 5100 • Houston, Texas 77010-3095

Main: 713 651 5151 • Facsimile: 713 651 5246

January 18, 2013

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Offshore Group Investment Limited Registration Statement on Form S-4 Filed November 21, 2012 File No. 333-185117

Ladies and Gentlemen:

By letter dated December 17, 2012, Offshore Group Investment Limited (the “Company”) received the comments (the “Comment Letter”) from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the above listed filing of the Company. On behalf of the Company and in response to the Comment Letter, we submit the following responses in conjunction with the filing of Amendment No. 1 to the Company’s Registration Statement on Form S-4 (File No. 333-185117) (“Amendment No. 1”). The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Company’s responses to those comments.

Registration Statement on Form S-4 Filed November 21, 2012

General

1.	We note that you are registering the exchange of 7.5% Senior Secured First Lien Notes due 2019 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Austin • Beijing • Dallas • Denver • Dubai • Hong Kong • Houston • London • Los Angeles • Minneapolis

Munich • New York • Pittsburgh-Southpointe • Riyadh • San Antonio • St. Louis • Washington DC

www.fulbright.com

Securities and Exchange Commission

January 18, 2013

Response: The Company is registering the exchange offer in reliance on the staff’s position in the Exxon Capital, Morgan Stanley and Shearman & Sterling no-action letters. The Company has advised us that it has not entered into any arrangement or understanding with any person to distribute the securities to be received in the exchange offer and, to the best of the Company’s information and belief, each person participating in the exchange offer is acquiring the securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the exchange offer. In this regard, the Company has advised us that it will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that if the exchange offer is being registered for the purpose of secondary resales, any securityholder using the exchange offer to participate in a distribution of the securities to be acquired in the registered exchange offer (1) could not rely on the staff position enunciated in the Exxon Capital and Morgan Stanley no-action letters and (2) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with a secondary resale transaction. The Company has advised us that it acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K. In addition, the Company has advised us that (1) no broker-dealer has entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the securities to be received in the exchange offer and (2) the Company will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds securities to be exchanged in the exchange offer for its own account as a result of market-making activities or other trading activities, and who receives exchange securities in exchange for such securities pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act of 1933 in connection with any resale of such exchange securities.

Disclosure Regarding Forward-Looking Statement, page 1

2.	If you retain this section, revise it to eliminate any suggestion that the disclosure would be “subject to the safe harbor provisions of the U.S. federal securities laws.” The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer. See the second numbered comment from our letter to you dated July 8, 2011, in connection with one of your prior registration statements related to an exchange offer.

Response: The Company has revised this section to delete the reference to the safe harbor. See page 1 of Amendment No. 1.

Securities and Exchange Commission

January 18, 2013

The Exchange Offer, page 42

3.	As written with the conjunction “and,” the second half of your fifth bulleted requisite to participating in the exchange offer appears to contemplate that a broker-dealer that purchased its securities directly from you may participate by complying “with the prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.” Please revise to clarify that under no circumstances may a broker-dealer that purchased its securities directly from the issuer participate in the exchange offer.

Response: The Company has revised this section to delete the reference to broker-dealers being able to participate in the exchange offer. See page 42 of Amendment No. 1.

Signatures

4.	Instruction 1 to the Signatures section of Form S-4 requires at least a majority of the board of directors of each co-registrant (or those performing similar functions) to sign the registration statement. In that regard, please revise to confirm that the signatory listed as manager of Vantage Delaware Holdings, LLC is performing the functions of a director and that he is the sole director. In the alternative, revise to provide the signatures of a majority of that board, designated as such. See Instruction 2 to Signatures, Form S-4.

Response: The Company has revised the signature page of Vantage Delaware Holdings, LLC to confirm that the individual listed as manager is performing the functions of a director and that he is the sole manager of Vantage Delaware Holdings, LLC. See Signature Page 24 of Amendment No. 1.

Exhibits

5.	Ensure that you file all the required exhibits for the registrant, Offshore Group Investment Limited, and also revise the exhibit index to identify clearly which entity constitutes the “Company” to which you refer in several listed exhibits.

Response: The Company has ensured that it has filed all required exhibits for the Company. The Company has also revised the exhibit index to identify clearly which entity constitutes the “Company” in the listed exhibits. See pages II-3 through II-8 and the Exhibit Index of Amendment No. 1.

6.	With regard to the legality opinions, we remind you and named counsel to please consider as appropriate the related staff comments issued in our letters to you dated July 8, 2011, and August 18, 2011. Also, see generally the guidance contained in subsequently released Staff Legal Bulletin No. 19 (Division of Corporation Finance, October 14, 2011).

Response: We and named counsel have considered as appropriate the prior related staff comments in the July 8, 2011 and August 18, 2011 letters and the guidance contained in Staff Legal Bulletin No. 19. See the revised Exhibit 5.1 and new Exhibits 5.2 through 5.8 filed with Amendment No. 1.

Securities and Exchange Commission

January 18, 2013

Exhibit 5.1

7.	This opinion includes a subsidiary which does not appear in the “Table of Additional Registrants” prior to the prospectus cover page, and the opinion makes no mention of Marshall Islands Law, although it indicates that the additional subsidiary is incorporated or organized there. In your letter of response, please address this inconsistency. Also, obtain and file an opinion of counsel which does not include any ambiguity regarding the entities and laws covered. Lastly, the opinion includes a reference in its introductory paragraph to “certain” of the two listed entities’ subsidiaries. Please refer to comments 7 and 8 from our letter to you dated July 8, 2011.

Response: Named counsel has revised and the Company has refiled the Exhibit 5.1 opinion (i) to remove Mandarin Drilling Corporation as a subsidiary of the Company (this entity was dissolved by the Company in 2012), (ii) to eliminate any ambiguity regarding the entities and laws covered and (iii) to eliminate the reference to “certain” of the two listed entities’ subsidiaries. See the revised Exhibit 5.1 to Amendment No. 1.

Exhibit 99.1

8.	Your disclosure, such as appears in romanette (i) in the last paragraph on page 3, suggests that your affiliates may participate in this exchange offer. Any participation by your affiliates in this offering does not appear to be consistent with the no-action letters on which you intend to rely. Therefore, please explain to us the basis for your reliance on the prior no-action letters, which you cite at page 6 of the prospectus and elsewhere. Otherwise, if no affiliates may participate in the exchange, please revise your disclosure in this document and elsewhere, as appropriate, to remove any suggestion to the contrary.

Response: The Company has revised Exhibit 99.1 to remove any suggestion that affiliates of the Company may participate in the exchange offer. See page 3 of Exhibit 99.1 of Amendment No. 1.

* - * - * - * - * - *

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

January 18, 2013

If any member of the staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 651-5128 or Joshua P. Agrons of this firm at (713) 651-5529.

Very truly yours,

/s/ Martin F. Doublesin

Martin F. Doublesin